Stream Communications Network & Media Inc.

Consolidated Financial Statements

(unaudited)

For the nine months ended September 30, 2005

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2005

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(unaudited)
(in Canadian dollars)

		September 30, 2005	December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents		$ 522,081	$ 640,308
Accounts receivable - net (note 2)		446,480	267,020
Inventory		7,955	6,781
Prepaid expenses and advances		50,061	56,552
		1,026,577	970,661

Property, plant and equipment (note 3)		10,413,097	10,243,982
Intangibles - (note 4)		2,017,338	2,916,444

		$ 13,457,012	$ 14,131,087
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities		$ 1,689,411	$ 2,062,001
Accounts payable pertaining to financing costs		687,308	1,002,709
Loan payable (note 5)		-	650,000
Current portion of long-term debt (note 6)		110,332	101,530
		2,487,051	3,816,240
Long-term Liabilities
Due to (former) related party (note 7)		4,268,351	4,236,302
Long-term debt (note 6)		674,560	814,707
		7,429,962	8,867,249
Non-controlling interest		878,125	710,445
		8,308,087	9,577,694
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 8)		40,664,291	36,005,421
Contributed surplus		3,723,260	2,167,551
Warrants (note 8e)		2,577,000	2,025,447
Cumulative translation account		(241,414)	944,701
Deficit		(41,574,212)	(36,589,727)
		5,148,925	4,553,393
		$ 13,457,012	$ 14,131,087

"Iwona Kozak"	"Casey Forward"
President	Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
(unaudited)
(in Canadian dollars)
	For the three months ended September 30, 2005	For the three months ended September 30, 2004	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004

Revenues	$ 1,435,392	$ 1,063,836	$ 4,318,423	$ 3,004,291
Expenses
Administration and services	156,841	80,228	725,996	538,399
Investor relations	155,103	14,867	1,455,638	34,983
Occupancy costs	110,924	92,811	361,337	246,151
Legal and accounting	134,243	59,041	389,947	158,402
Programming	180,990	196,060	690,374	567,641
Sales and marketing	96,185	72,459	167,489	113,816
Stock-based compensation (note 8d)	-	-	1,555,709	2,304,052
Travel and automotive	74,843	77,073	203,961	174,848
Wages for ongoing operations	616,032	373,227	1,611,279	1,098,452
	1,525,161	965,766	7,161,730	5,236,744
Loss before undernoted items	(89,769)	98,070	(2,843,307)	(2,232,453)

Amortization of property, plant and equipment	227,401	176,743	692,589	512,235
Amortization of intangibles	208,626	52,323	689,046	163,226
	436,027	229,066	1,381,635	675,461
Loss before other items	(525,796)	(130,996)	(4,224,942)	(2,907,914)
Other items
Financing expenses	335,011	84,133	700,772	292,764
Foreign exchange loss	3,425	-	53,459	-
Interest income	(12,960)	(17,943)	(23,330)	(45,725)
	325,476	66,190	730,901	247,039
Loss before non-controlling interest	(851,272)	(197,186)	(4,955,843)	(3,154,953)
	-		-
Non-controlling interest	(8,078)	(15,504)	(28,642)	(34,219)
Net loss for the period	(859,350)	(212,690)	(4,984,485)	(3,189,172)

Deficit, beginning of period	(40,714,862)	(33,001,494)	(36,589,727)	(30,025,012)

Deficit, end of period	$ (41,574,212)	$ (33,214,184)	$ (41,574,212)	$ (33,214,184)

Loss per share, basic and diluted
Loss per share	$ (0.02)	$ (0.01)	$ (0.12)	$ (0.11)

Weighted average number of shares
Basic and diluted	42,661,871	29,805,831	39,971,917	29,805,831

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
(unaudited)
(in Canadian dollars)
	For the three months ended September 30, 2005	For the three months ended September 30, 2004	For the nine months ended September 30, 2005	For the nine months ended September 30, 2004

Operating Activities
Net loss for the period	$ (859,350)	$ (212,690)	$ (4,984,485)	$ (3,189,172)
Items not involving cash
Amortization	436,027	229,066	1,381,635	675,461
Stock-based compensation	-	-	1,555,709	2,304,052
Issuance of shares for debt	(154,057)	-	1,333,697	487,557
Issuance of shares for acquisition	848,642	-	848,642	-
Non-controlling interest	(98,868)	15,504	(28,642)	34,219
Change in non-cash working capital	172,394	31,880	106,556	312,117
Accounts receivable	(128,418)	6,641	(205,128)	(56,186)
Inventory	6,259	5,964	(1,861)	641
Prepaid expenses and advances	10,583	(1,750)	(1,895)	(95,956)
Accounts payable and accrued liabilities	186,738	105,361	(434,121)	(2,263,745)
Deferred revenue	-	22,342	-	22,342
Net cash provided (used) by operating activities	247,556	170,438	(536,449)	(2,080,787)

Financing Activities
Loans from (former) related party	-	704,270	-	3,881,662
Issuance of shares for cash	1,362,371	-	2,785,859	-
Proceeds from loan	242,225	-	242,225	-
Repayment of loan	(650,000)	-	(650,000)	-
Long-term debt	(187,788)	542,726	(148,876)	506,855
Net cash provided by financing activities	766,808	1,246,996	2,229,208	4,388,517

Investing Activities
Purchase of property, plant and equipment	(719,905)	(1,058,043)	(1,983,337)	(2,011,328)
Net cash used in investing activities	(719,905)	(1,058,043)	(1,983,337)	(2,011,328)

Foreign exchange effect on cash	58,802	117,007	172,351	281,159

Change in cash and cash equivalents	353,261	476,398	(118,227)	577,561

Cash and cash equivalents at beginning of period	168,820	308,521	640,308	207,358

Cash and cash equivalents at end of period	$ 522,081	$ 784,919	$ 522,081	$ 784,919

Stream Communications Network & Media Inc.

Notes to Consolidated Financial statements

(unaudited)

September 30, 2005

(in Canadian dollars)

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland. The company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On August 17, 2004 the Company changed its name from Stream Communications Network, Inc. to Stream Communications Network & Media Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
					Percentage ownership
				Country of Incorporation	September 30, 2005	December 31, 2004
	Stream Communications Sp. z o.o. ("Stream")			Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat")			Poland	100.0%	100.0%
	IEWS S.A.			Poland	100.0%	100.0%
	Streamline Media Sp. z.o.o. ("Streamline")			Poland	100.0%	100.0%
	Bielsat.com Sp. z o.o. ("Bielsat")			Poland	51.0%	51.0%
	ASK Stream Sp. z o.o.			Poland	60.0%	60.0%
	Vega Sp. z o.o.			Poland	99.0%	98.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

The exchange rate of the Polish zloty to the Canadian dollar at December 31, 2004 was 2.4898 as compared to 2.7704 at September 30, 2005. The Company follows the current rate method translating balance sheet items at the current rate. Accordingly balances at December 31, 2004 in Polish zloty are reduced by 11% in terms of Canadian dollars at September 30, 2005.

2.	ACCOUNTS RECEIVABLE				September 30, 2005	December 31, 2004

	Accounts receivable				$ 623,519	$ 464,012
	Allowance for doubtful accounts				(177,039)	(196,992)
	Accounts receivable - net				$ 446,480	$ 267,020
3.	PROPERTY, PLANT AND EQUIPMENT				Accumulated amortization
	September 30, 2005			Cost		Net book value
	Automobiles			$ 371,739	$ 123,946	$ 247,793
	Buildings, offices			283,438	104,532	178,906
	Cable television network equipment			13,717,199	3,853,092	9,864,107
	Furniture and fixtures			428,998	417,397	11,601
	Computer software			75,294	74,356	938
	Plant construction-in-progress			109,752	-	109,752
				$ 14,986,420	$ 4,573,323	$ 10,413,097
	December 31, 2004
	Automobiles			$ 444,227	$ 188,622	$ 255,605
	Buildings, offices			298,630	96,835	201,795
	Cable television network equipment			13,454,046	3,711,930	9,742,116
	Furniture and fixtures			412,360	377,992	34,368
	Computer software			82,288	74,116	8,172
	Plant construction-in-progress			1,926	-	1,926
				$ 14,693,477	$ 4,449,495	$ 10,243,982
4.	INTANGIBLE ASSETS			Accumulated amortization
	September 30, 2005		Cost		Impairment	Net book value
	Subscriber base		6,004,395	2,081,966	1,905,091	2,017,338
			$ 6,004,395	$ 2,081,966	$ 1,905,091	$ 2,017,338
	December 31, 2004
	Subscriber base		6,585,678	1,549,440	2,119,794	2,916,444
			$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444
5.	LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 was paid in full. Pursuant to the terms of the loan an additional 1,450,000 shares were issued in the 3rd quarter as security in addition to 3 million shares issued in the previous year. The 3,000,000 shares held as security and additional 1,450,000 shares issued during the third quarter have been returned to treasury.

6.	LONG-TERM DEBT				September 30, 2005	December 31, 2004

	Loan balances, current portion				$ 110,332	$ 101,530
	Loan balances, long term portion				674,560	814,707
	Total				$ 784,892	$ 916,237
	Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum.
7.	DUE TO (FORMER) RELATED PARTY

The amount due to former related party, a former director, bears interest at 5%, compounded annually. The total amount due (including accrued interest) is $3,645,982 USD (equivalent to $4,268,351 cdn of which $2,000,000 USD was secured by various cable TV networks, with the remaining debt being unsecured. The Company accrued $243,261 USD in interest (equivalent to $284,786) cdn up to September 30, 2005.

8.	CAPITAL STOCK
	(a) Authorized: 150,000,000 common shares of no par value
	(b) Issued
				Number of Shares	Price	Share Capital
	Balance - December 31, 2002			29,003,149	$ -	$ 31,229,685
	Warrants exercised			702,526	1.80	1,264,542
	Fair value of warrants expired			-	-	228,323
	Fair value of warrants exercised			-	-	486,905
	Balance - December 31, 2003			29,705,675		33,209,455
	Shares issued for business development			500,000	0.98	487,557
	Shares issued for loan security			3,000,000	-	-
	Financial expenses			1,275,000	0.49	629,809
	Issued for services			78,125	0.78	60,855
	Issued for services			275,000	0.49	135,841
	TV programming and content development			3,000,000	0.49	1,481,904
	Balance - December 31, 2004			37,833,800		36,005,421
	Settlement of debts			2,492,292	0.54	1,333,697
	Acquisition of cable TV network			2,140,229	0.40	848,642
	Private placement			2,052,600	0.68	1,387,336
	Private placement			4,000,000	0.22	870,000
	Private placement			1,278,432	0.22	277,157
	Repayment of loans			691,966	0.35	242,225
	Stock options			340,000	0.74	251,366
	Net returned to treasury on repayment of loan (note 5)			(3,000,000)	-	-
	Value of warrants (note 8d)			-	-	(551,553)
	Balance - September 30, 2005			47,829,319		$ 40,664,291
	(c) Private placement

On August 31, 2005 a private placement was completed for the issuance of 2,052,600 shares, Originally the private placement was proposed at a price of $0.75 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The placement was repriced at $0.60 USD per unit with the warrant shares at $0.80 USD per share, as a result of a repricing clause. Of the total proceeds, $1,362,371 was received in the previous quarter.

	On September 30, 2005 a private placement was completed for the issuance of 4,000,000 shares at a price of $0.1875 USD per share.

Pursuant to a private placement some $277,157 was received for the issuance of 1,278,432 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.26 USD each for a period of two years. The private placement was closed subsequent to September 30, 2005. See subsequent events.

	(d) Options

In the Annual General Meeting held on June 29, 2005,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

	Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.88
	Cancelled			(4,370,000)
	Granted			2,490,000	$ 0.60	USD
	Balance of options at December 31, 2004			2,490,000
	Granted			1,770,000	$ 0.60	USD
	Granted			100,000	0.65	USD
	Exercised			(300,000)	0.60	USD
	Exercised			(40,000)	0.65	USD
	Cancelled			(960,000)	0.60	USD
	Balance of options at September 30, 2005			3,060,000	$ 0.60	USD
	The following table summarizes information about fixed stock options outstanding at September 30, 2005:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at September 30, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at September 30, 2005	Weighted average exercise price (USD$)
	$ 0.60	3,060,000	3.7	$ 0.60	3,060,000	0.60
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses had been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

	Based on the above assumptions the average fair value for each option is $0.83193; accordingly $1,555,709 of stock-based compensation has been recorded in the statement of operations.
	(e) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Weighted average price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2004:	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
	Granted	1,026,300	1,026,300	0.73	31-Aug-07	333,307
	Granted	672,010	672,010	0.33	30-Sep-07	218,246
	Expired	-	-	-		-
	Exercised	-	-	-		-
	Total Balance September 30, 2005	4,824,889	4,674,889	$ 1.38		$ 2,577,000
	Outstanding September 30, 2005:
		300,000	150,000	$ 1.80	28-Dec-05	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
		125,000	125,000	2.25 USD	28-Dec-05	49,080
		1,026,300	1,026,300	0.73	31-Aug-07	333,307
		672,010	672,010	0.33	30-Sep-07	218,246
	Total Balance September 30, 2005	4,824,889	4,674,889	$ 1.38		$ 2,577,000
9.	FINANCIAL INSTRUMENTS
	(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

	(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

	(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	The Company had the following financial assets and liabilities in foreign currencies:

			September 30, 2005		December 31, 2004
			Polish zlotys	$USD	Polish zlotys	$USD
	Exchange rates to the Canadian dollar		2.7704	0.8542	2.4898	0.8142
	Cash		425,148	$ 297	871,011	$ -
	Accounts receivable		1,208,132	-	630,975	-
	Accounts payable		3,266,018	3,986,543	3,781,290	507,313
	Due to related parties		-	-	-	3,516,187
	Long term debt		1,868,801	-	2,028,457	-
10.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at September 30, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

11.	SUBSEQUENT EVENTS

The Company has been raising funds pursuant to a private placement at $0.1875 USD per unit. At September 30, 2005 proceeds for a total of 1,278,432 units was received. Subsequent to September 30, proceeds for an additional 65,582 units was received.

12.	OFFICERS AND DIRECTORS
	Iwona Kozak - President and Director
	Adam Wojcik - Chief Operating Officer and Director
	Casey Forward - Chief Financial Officer and Director
	Michael Young - Corporate Secretary and Director
	Robert Wussler- Director, Chairman
	Robert Wooldridge - Director, Chairman of the Audit Committee